November 7, 2019

VIA EDGAR

Division of Corporation Finance

Office of Real Estate & Construction

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Pam Howell

Re:	Alpine Income Property Trust, Inc.
Registration Statement on Form S-11
File No. 333-234304

Ladies and Gentlemen:

Alpine Income Property Trust, Inc. (the “Company”) hereby submits a copy of the Company’s letter, dated November 7, 2019, and a marked copy of certain pages of the Company’s Registration Statement on Form S-11, File No. 333-234304, both of which were emailed to the staff of the Division of Corporation Finance on November 7, 2019.

If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at (212) 237-0196.

Sincerely,

/s/ David S. Freed

David S. Freed

cc:	John P. Albright
Mark E. Patten
Daniel E. Smith
Alpine Income Property Trust, Inc.
David C. Wright
James V. Davidson
Hunton Andrews Kurth LLP

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